Mail Stop 4561

August 24, 2007

Timothy J. Connolly
109 North Post Oak Lane
Suite 422
Houston, TX 77024

> **Re:** **Turnaround Partners Inc**
> **Form 10-KSB for Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2007 and June 30, 2007**
> **File No. 000-28606**

Dear Mr. Connolly:

We have reviewed your response letter dated August 9, 2007, and have the following additional comments.

Form 10-QSB for the quarter ended March 31, 2007

Financial Statements and Notes

Note 1 – Basis of Presentation, page 7

Change in Accounting Principle for Registration Payment Arrangements, page 8

1.   We have read and considered your response to comment five. We noted that the effect of FSP EITF 00-19-2 was shown retroactively within the financial statements in error. Please tell us how you plan to address this error in your financial statements.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant